February 5, 2010

VIA FACSIMILE AND EDGAR

Ms. Angela McHale

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Piedmont Office Realty Trust, Inc.

Registration Statement on Form S-11

File No.: 333-163394

Dear Ms. McHale:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Piedmont Office Realty Trust, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-11 (File No. 333-163394) (the “Registration Statement”) to 2:00 p.m., Washington, D.C. time, on Tuesday, February 9, 2010, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges the following:

•

should the Securities and Exchange Commission (“Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any other party under the federal securities laws of the United States.

* * *

Piedmont Office Realty Trust, Inc.

February 5, 2010

Please contact the undersigned at (770) 418-8800 with any questions concerning this letter.

Sincerely,

/s/ Laura P. Moon
Laura P. Moon
Senior Vice President and Chief Accounting Officer

cc:	Mr. John J. Kelley III — King & Spalding LLP